MISSION NEWENERGY LIMITED

ONE MISSION | ONE ENERGY | NEWENERGY

25 November 2011

MANAGING DIRECTOR'S ADDRESS TO THE 2011 ANNUAL GENERAL MEETING OF MISSION NEWENERGY LIMITED

Thank you, Mr Chairman.

On behalf of my fellow directors of the company, I also bid you a warm welcome to the 2011 Annual General Meeting of Mission NewEnergy Limited.

The Annual report which was available to all shareholders a month ago has most of the facts & figures of the year under review. My team and I would be delighted to answer any queries that you may have on the contents of the report at the end of this address.

More importantly, I would like to use this opportunity, to provide you with an update on the key milestones your company achieved during the course of 2011 and some of the key initiatives that will be

implemented in 2012 to take advantage of the opportunities presented by the changing industry landscape.

During the year Mission continued to progress its business plan, namely utilizing its refining assets to produce biodiesel using palm oil, growing its Jatropha business by planting new acreage and nurturing existing Jatropha acreage, awaiting tree maturity, while seeking to become one of the worlds largest fully integrated biofuel business.

Mission's Jatropha operations continue to develop towards providing a captive supply of low cost material for biofuels production. Once the trees reach maturity, Mission will have an integrated business that produces biofuels that are forecast to be cost competitive with petroleum products at US$52 per barrel. We believe we have an estimated 26.9 million barrels of Jatropha oil supply, over the 30 year life of our 234,000 contract farming acres.

The year continued to be a challenging year for refining operations. There was significant overcapacity in the European biodiesel market resulting in low plant utilisation rates across the industry. Reflecting the overcapacity, lower prices were being offered for biodiesel while feedstock prices continued to be high. Our refineries operated far below their capacities. More details of the company's performance is provided in the operations review section of this annual report.

Against this generally poor business environment, the Company was able to achieve the following milestones:-

- The further sale and shipment of Crude Jatropha Oil (CJO) to one of Europe's largest power companies, for the use in energy generation.
- The sale of 100% of Jatropha oil produced.
- The execution of an memorandum of understanding for the planting of high yield Jatropha with JOil, a joint venture company of Temasek Life Sciences Laboratory of Singapore and a world leader in research and development of high-yielding Jatropha varieties.
- The concentrated expansion of Jatropha acreage by more than 40,000 acres adding over 15,000 new farmers to Mission's contract farming network.
- The achievement of Asia's first fully integrated sustainability & carbon certified Palm biodiesel supply chain, through the partnership with Felda.
- The receipt of ISCC certification (International Sustainability & Carbon Certification) of Mission's biodiesel refineries making Mission one of few biodiesel producers in Asia that meet ISCC standards to sell into the European market.

- The successfully listing of Mission stock on the NASDAQ Global Markets, raising US$25 million.
- The establishment of an Advisory Board presence in the United States and the appointment of respected figures from the US military, commercial aviation, US government entities and technology fields.

We believe that achievement of some of these milestones and the initiatives taken by management will lead to an improvement of our performance in 2012 and the coming years.

On the feedstock front, each acre planted provides Mission with a forecast supply of 115 barrels of oil. This year we are pleased to have planted higher yielding varieties on a test basis and we will monitor these very closely. The continued expansion coupled with the maturing of existing Jatropha acreage provides the necessary scale to reduce Mission's future cost of feedstock. To further improve Mission's economics, we will seek opportunities to improve the realisation of value from Jatropha by-products.

We are looking forward to this year's harvest season for Jatropha, which we expect to start seeing in late November through to the end of February 2012. We anticipate an increase in yield now that further acreage has reached maturity. We continue to see unprecedented

demand for Jatropha oil in the aviation, transport fuel and power oil markets globally.

Reduction of feedstock cost is set to position Mission well to win additional long term biodiesel off-take agreements.

To summarise, I would like to assure you that your management at Mission is well aware of the critical success factors of the business we are in and together with the guidance of our eminent board we have developed detailed action plans for each of these success factors. We will be steadfast in implementing them and I look forward to update you as we progress through the year.

In closing, I would like to thank our valued shareholders for their support, my fellow Directors for their guidance and to all our employees and business partners for their diligence and support.

Thank you.